SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09046458

SEC
Mail Processing
Section

JUL 01 2009

Washington, DC
122

June 22, 2009

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Release published June 22, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
June 22, 2009	Press Release	Skanska wins road project in Poland valued at PLN 215 M, about SEK 515 M	law and by the listing agreement with Stockholm Stock Exchange
June 22, 2009	Press Release	Skanska to lease and start up Bassängkajen – investing SEK 240 M in a new green office project in Malmö	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

June 22, 2009
11:00 am CET

Skanska to lease and start up Bassängkajen – investing SEK 240 M in a new green office project in Malmö

Skanska is to lease 3,300 square meters of office space to Malmö University at Universitetsholmen in central Malmö. The lease implies that Skanska will now again start up the office project Bassängkajen. The office property will be seven floors high with an underground garage and will include a total of 16,000 square meters of leasable space in two phases. Skanska's investment in the first phase of 8,500 square meters amounts to approximately SEK 240 M and is scheduled for completion in summer 2011.

Bassängkajen will be a modern office building with a distinct environmental profile. The property will comply with requirements for the EU GreenBuilding labeling, which means that the building's energy consumption will be at least 25 percent lower than the standard requirements for new buildings stipulated by the Swedish Board of Housing. It will also be one of the first properties in Malmö to be certified according to Leadership in Energy and Environmental Design, LEED, which Skanska will be introducing in all its new properties in the Nordic region and Central Europe.

The premises will house Malmö University's Administration division, which functions as the University's head office with Vice Chancellor, central functions and student services.

"We are happy to finally be able to gather our administration in one building, after having been located in three different buildings for some years. The new office also gives us efficient spaces – we will be able to use half the space compared to today", says Birgitta Wickman, Department Manager, Malmö University.

"Malmö University is a key cooperation partner for us at Universitetsholmen and here we jointly present the attractive location in central Malmö close to the waterside, an interesting and dynamic area," says Camilla Wieslander, Marketing and Transaction Manager at Skanska Öresund.

"This agreement is another example of the trend for public tenants to prioritize new, environmental and efficient premises in attractive locations.

It is also a sign that despite the financial turmoil and the economic downturn, it is possible to lease premises and start new projects."

In this area, Skanska has previously developed and built office properties in the Hjälmarekajen, Citykajen and Hovrätten blocks.

The building assignment will be implemented by Skanska Sweden and is scheduled for commencement in September. Negotiations for leasing the remaining space are in progress with several interested parties.

Skanska Commercial Development Nordic initiates and develops property projects within office, logistics and commercial buildings. Office operations are concentrated in the three metropolitan areas in Sweden, the Copenhagen area in Denmark and Helsinki, Finland. Development of logistics and volume commercial properties is conducted in strategic areas in Sweden, Denmark and Finland.

For further information please contact:

Camilla Wieslander, Head of Marketing and Transactions, Skanska Öresund, tel. 010-448 32 89.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.
Birgitta Wickman, Department Manager, Malmö Högskola, tel +46 40 665 70 44.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

June 22, 2009
08:30 am CET

Skanska wins road project in Poland valued at PLN 215 M, about SEK 515 M

Skanska has received an assignment to build a bypass road in Wroclaw in southwestern Poland. The order value amounts to PLN 215 M, or about SEK 515 M, which will be included in order bookings for the second quarter. The customer is the local road and railway authority.

The contract is for the first construction stage of an eastern bypass connecting to the main road to Warsaw. The project will consist of a new 5.6-kilometers road with overpasses, sidewalks, bike paths, animal crossings and three bridges over the Oder and Olawa Rivers. The bridges will be about 100 to 290 meters in length.

The assignment also includes extensive landscaping work with planting and the construction of ponds for surface runoff water. Works are planned to begin in the summer and completed until January 2013.

Skanska is currently building part of Wroclaw's downtown ring road.

Skanska Poland, one of the largest construction companies in the Poland, had sales of SEK 7.6 billion in 2008. The company has about 5,200 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

JUL 0 1 2009

Washington, DC
122

June 24, 2009

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published June 24, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
June 24, 2009	Press Release	Petter Eiken becomes acting President of Skanska Norway	law and by the listing agreement with Stockholm Stock Exchange
June 24, 2009	Press Release	Skanska awarded new contract for the renovation of the United Nations headquarters in New York amounting to USD 261 M, approximately SEK 2 billion	law and by the listing agreement with Stockholm Stock Exchange

File Number 82-34932

SKANSKA

Press Release

SEC
Mail Processing
Section

JUL 0 1 2009

Washington, DC
122

June 24, 2009
09:45 am CET

Skanska awarded new contract for the renovation of the United Nations headquarters in New York amounting to USD 261 M, approximately SEK 2 billion

Skanska is set to start another phase of the comprehensive remodeling of the UN headquarters in New York. Order bookings for the second quarter will include a contract totaling USD 261 M, approximately SEK 2 billion.

As was announced in July 2007, Skanska has been selected by the United Nations to serve as the construction manager for the UN's Capital Master Plan (CMP) for renovation and upgrading of the international agency's headquarters in New York City.

The project will be performed on a phased basis through 2013, with a total anticipated value of about USD 1 billion. Skanska will negotiate, and submit to the UN for approval, separate Guaranteed Maximum Price (GMP) contracts for each phase of the project and include them in Skanska's order bookings in the quarter in which the individual GMPs are signed.

To date, including today's contract, USD 520 M, about SEK 4.1 billion, of the total contract amount has been included in the order bookings.

The current phase relates to the renovation of the basement and the completion of a temporary conference facility in the North Lawn Conference Building, and temporary office premises.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

June 24, 2009
08:30 am CET

Petter Eiken becomes acting President of Skanska Norway

Geir M Aarstad, President of Skanska Norway, has decided to leave his position for a new job in the construction industry in Saudi Arabia. Petter Eiken, Executive Vice President of Skanska AB and responsible for the construction units in the Nordics, will become acting President of Skanska Norway until a successor is in place.

"Geir has done an excellent job and has been successful in positioning Skanska as the leading construction company in Norway towards customers and co-workers. We wish him all the best in his international career," says Petter Eiken.

Geir M Aarstad has been President of Skanska Norway since 2004 and before that he has, among other positions, worked as regional manager in the Norwegian construction operations. He joined Skanska in 1989. Recruitment of his successor has already started and will include both internal and external candidates.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,500 employees. In 2008, Skanska Norway generated revenues of approximately SEK 13.3 billion. In Norway, Skanska is also active in the development of residential projects and PPP (Public Private Partnership) projects.

For further information please contact:

Geir Linge, Communications Manager, Skanska Norway, tel +47 92 25 11 25.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.